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                                                                  EXHIBIT (B)(1)


                        [LETTERHEAD OF BANK OF AMERICA]


May 27, 1999

Mr. Danny W. Huff
Vice President and Treasurer
Georgia-Pacific Corp.
133 Peachtree Street NW
Atlanta, GA 30303

Dear Danny:

You have asked Bank of America National Trust and Savings Association and certain of its affiliates (collectively, "Bank of America") to evaluate the feasibility of arranging financing in an amount necessary to meet all costs and expenses associated with the purchase by Georgia-Pacific Corp. ("Georgia-Pacific") of all stock in Unisource Worldwide, Inc. with the assumption of debt (the "Acquisition Transaction"). It is our understanding that the Acquisition Transaction would require external financing of approximately $1.25 billion.

Pursuant to your request, and following our review and analysis of Georgia-Pacific and the Acquisition Transaction using publicly available information, Bank of America has proposed arranging a total of $3.0 billion in syndicated credit facilities (the "Financing"). The Financing would replace the existing $1.5 billion facility and fund the Acquisition Transaction. We have obtained credit approval to commit $300 million to the Financing. Based on the current state of the syndicated loan market we have concluded that a $3.0 billion syndication having substantially similar terms and conditions can be achieved. We have taken into account our assessment of general economic, market, and financial conditions, as well as our experience in similar transactions and in debt and equity capital raising activities in general.

In providing this letter, we have assumed no material change in general economic conditions, capital market conditions, or in the operations, business prospects (financial or other), and management of Georgia-Pacific. This letter does not constitute an obligation of Bank of America to provide, underwrite, or arrange the Financing.

This letter is confidential, and except for disclosure to Georgia-Pacific's board of directors, officers and employees, and its professional advisors, or as may be required by law, may not be disclosed to any other person or entity without prior written permission.

Very truly yours,

BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION
/s/ Michael J. Balok
Managing Director